

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 15, 2016

Mr. John H. Holcomb, III
Chairman and Chief Executive Officer
National Commerce Corporation
813 Hades Creek Parkway, Suite 100
Birmingham, AL 35209

Re: National Commerce Corporation
Registration Statement on Form S-4
Filed October 21, 2016
File No. 333-214194

Dear Mr. Holcomb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Conditions to Completing the Merger, page 6

1. You state here and elsewhere that one of PBI's closing conditions is that it have a minimum adjusted shareholders' equity of not less than $31,000,000. We note that as of June 30, 2016, it has a total shareholders' equity of $26,178,000. Please explain how PBI expects to satisfy this condition, including any known adjustments to PBI's shareholder equity. An investor must be able to understand how the likely impact of this closing condition on the ability to complete the merger.

Summary Unaudited Pro Forma Condensed Combined Financial Data, page 11

2. We note on page 11 and on Note 1 to the Pro Forma Balance Sheet on page 13 that the pro forma financial data assumes the conversion of "36,000 warrants outstanding as of June 30, 2016." Please clarify whether these warrants relate to the PBI warrants to purchase 30,000 shares of PBI common stock identified on page vi and page 3 of the registration statement. If so, please explain the discrepancy between the 36,000 warrants described above with the fact that the merger agreement states in Article 5.3(a) of the merger agreement that the PBI warrants would not exceed 33,000 and the 30,000 warrants mentioned on pages iv and 3.

3. Please explain to us whether the $5,340,000 payment described in footnote "e" to Unaudited Pro Forma Combined Condensed Balance Sheet on page 13 will impact either the merger consideration, or the PBI equity threshold closing condition. We also note that you disclose on page 13, note 1, that as part of the consideration, you have assumed the exercise of 534,000 non-capital warrants, which appears to contradict your response to the third from last question on page vi, wherein you state that all warrants except for the PBI warrants to purchase 30,000 shares of its stock would be forfeited prior to the merger. Make conforming changes to your disclosure based on your response.

Proposal No. 1—The Merger

Certain PBI Unaudited Prospective Financial Information, page 42

4. We note your statement that the prospective financial information is "not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to BSP in connection with the merger." This statement unduly limits a shareholder's reliance on material non-public information that was provided to the purchaser as part of the determination to enter into the acquisition and is inappropriate. Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the prospectus. Similarly, please revise the disclosure disclaiming any obligation to update the disclosure to remove any implication that PBC might be aware of any reason why the projections are no longer valid as of the date of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Chris B. Harmon, Esq.